Extraordinary General Shareholders Meeting of Foresight Autonomous Holdings Ltd.

Date: March 8, 2021
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To adopt the following resolutions:			
1.1. To extend the exercise periods of all the outstanding options previously granted to the Eligible Directors as set forth in Proposal No. 1 of the Proxy Statement, so that the exercise periods thereof shall be 7 years from the date of grant of each option.	☐	☐	☐
1.2. To extend the exercise periods of all the outstanding options previously granted to Mr. Siboni, Ms. Siboni and Magna Personnel as set forth in Proposal No. 1 of the Proxy Statement, so that the exercise periods thereof shall be 7 years from the date of grant of each option.	☐	☐	☐

1.2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the Exercise Period Extension, as set forth in Proposal No. 1 of the Proxy Statement?*

	Yes	No
I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 1.	☐	☐

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 1.2.

	For	Against	Abstain
2. To approve payment of the Mr. Siboni's Bonus, as set forth in Proposal No. 2 of the Proxy Statement.	☐	☐	☐

2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the payment of the Mr. Siboni's Bonus, as set forth in Proposal No. 2 of the Proxy Statement?*

	Yes	No
I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 2.	☐	☐

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2.

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______ Please Date Above ______

Please Sign Here ______ Please Date Above ______

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Shareholders Meeting Foresight Autonomous Holdings Ltd. to be held March 8, 2021 For Holders as of February 1, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. New York Time March 2, 2021.

PROXY TABULATOR FOR
FORESIGHT AUTONOMOUS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Foresight Autonomous Holdings Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. NYC Time on March 2, 2021)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **Foresight Autonomous Holdings Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **February 1, 2021**, at the Company's **Extraordinary General Shareholders Meeting to be held on March 8, 2021, at 3:00 p.m. (Israel time),** at the Company's offices at 7 Golda Meir St., Ness Ziona, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

To review materials for the upcoming EGM, please visit: http://ir.foresightauto.com/sec-filings/

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Foresight Autonomous Holdings Ltd.
P.O. Box 8016
CARY, NC 27512-9903